April 16, 2020

Stephen Sze
Chief Executive Officer
Lion Group Holding Ltd
Proficient Alpha Acquisition Corp.
40 Wall St., 29th Floor
New York, New York 10005

       Re: Lion Group Holding Ltd
           Registration Statement on Form F-4
           Filed March 23, 2020
           File No. 333-237336

Dear Mr. Sze:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-4 Filed March 23, 2020

Prospectus Cover Page, page i

1. Revise the prospectus cover page to disclose the number of A and B shares that will be issued to the sellers and the rule, regulation, or exemption under which they will be issued. In addition, supplementally advise the staff of the facts relied upon in making this determination.
2. Noting your last risk factor on page 33 and disclosure indicating that there will be a concentration of ownership post-offering, please clarify whether the company will be a
       "controlled company" under the definition of the NASDAQ stock exchange after the offering and provide appropriate disclosure here, in your prospectus summary and in the main document, as appropriate. Include disclosure of any exemptions available to you as
 Stephen Sze
FirstName LastNameStephen Sze
Lion Group Holding Ltd
Comapany NameLion Group Holding Ltd
April 16, 2020
April 2 2020 Page 2
Page 16,
FirstName LastName
         a result and whether or not you currently intend to use any such exemptions. Also make corresponding changes to the related risk factor.
Frequently Used Terms, page 1

3.       Add "CFD" to the list of Frequently Used Terms.
Summary of the Material Terms of the Business Combination, page 4

4. Revise to add a "Recent Developments" section and disclose any material changes since the date of the financial statements presented in the filing, including, but not limited to, the performance of the newly started TRS trading service, referenced on page 40.
5. Revise the fourth paragraph to disclose the aggregate value, after adjustments, as of the most recent practicable date. In addition, disclose the shares to be issued (or range thereof), the escrow arrangements, the earn-out provisions and any other possible material adjustment to the consideration being paid.
6. Noting the significant influx of cash, subject to reductions from possible redemptions, disclose how the funds will be utilized. In this regard, disclose whether there are any plans, arrangements, and/or understanding to make any acquisitions. Questions and Answers About the Proposals, page 6

7. Revise the Q&A regarding the valuation report to include the disclosures required by Item
         1015(b) of Regulation M-A. See also Rule 14(b)(6) of Schedule 14A. Interests of Proficient's Directors and Officers in the Business Combination, page 19

8. Revise to disclose any finder's fees to be paid. In addition, noting the disclosure in the first paragraph on page 20 that prior to the meeting shareholders may purchase shares from holders "who vote, or indicate an intention to vote, against the Business
         Combination proposal" revise to clarify how these scenarios might occur, and why they would not involve material non-public information
Risk Factors, page 31

9. Revise to add a risk factor on the material dilution for Proficient holders, both on a no redemption and maximum allowable redemption basis.
10. Please discuss here and elsewhere as appropriate the likelihood, business impact and related risks of being required to register as a U.S. broker/dealer, Investment Advisor,
         Investment Company or pursuant to the Commodity Exchange Act given the proposed listing of your stock in the United States and the potential for U.S residents to
         become clients despite your screening and other KYC procedures or advise.
 Stephen Sze
FirstName LastNameStephen Sze
Lion Group Holding Ltd
Comapany NameLion Group Holding Ltd
April 16, 2020
April 3 2020 Page 3
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Pubco and/or its non-U.S. subsidiaries could be CFCs, page 33

11. For clarity, please spell out the abbreviation, CFC, either in the subtitle or in the first sentence of the risk factor.
Transactions and Organizational Structure...,, page 72

12. For each entity listed on the chart, revise to add a paragraph briefly describing their purpose, whether or not they are active, and their assets and revenues at and thru the current period presented in the financial statements included in the prospectus.
Pro Forma Combined Balance Sheet, page 93

13. Please revise to more clearly explain how you measured the impact of pro forma adjustment (5) and why it results in a decrease in liabilities on a pro forma basis.
CFD Trading Services, page 121

14. We note you describe the three different ways you facilitate a client's CFD trade. Please revise to approximate how often each method was used for each period presented, discuss the advantages and benefits to you of each method to help a reader understand the reasons you choose a certain method and explain how each method impacts your financial results.
15. Noting the significant leverage, revise to add a risk factor on possible losses related to this leverage provided or advise. In addition, disclose the aggregate amount and number of leverage (or margin) loans provided during the last period reflected by the financial statements.
16. Please disclose any markets in which you operate where that country's regulations prohibit or restrict CFD trading and briefly describe the restrictions and how they are accommodated in your on-line trading environment.
Business of Lion
Insurance Brokerage Services, page 122

17. We note your disclosure that your insurance commission income has decreased over the past few years largely due to more stringent foreign exchange controls in China and the unstable political environment in Hong Kong in 2019. Please revise to provide additional information regarding the more stringent foreign exchange controls in China and its specific impact on your commission income to allow an investor to more fully understand known trends and uncertainties.
 Stephen Sze
FirstName LastNameStephen Sze
Lion Group Holding Ltd
Comapany NameLion Group Holding Ltd
April 16, 2020
April 4 2020 Page 4
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Lion's Management's Discussion And Analysis Of Financial Condition And Results
Of
Operations
Regulatory environment and compliance, page 139

18. Noting the statement regarding expansion into new markets subjecting you to local regulations that could be burdensome, please expand here and elsewhere, as appropriate, to disclose any intentions or plans regarding new markets you expect to enter or plan to not enter.
Key Components of Results of Operations
CFD Trading Services Income, page 140

19. Please revise to quantify the amount of revenue related to (i) commissions, (ii) dealing bid/offer spreads, (iii) trading profit and (iv) interest rate differences for each period presented.
Certain Relationships And Related Party Transactions
Lion Related Party Transactions and Policies, page 161

20. Noting the statement here that there were no related party transactions and noting the disclosures on page F-42 of related party transactions, please revise or advise.
Lion Financial Group Limited Financial Statements
Note 8 - Related Parties, page F-42

21. Please provide us an accounting analysis that supports your policy to present advances from your shareholder to fund working capital needs or the repayment of advances to your shareholder in the equity section of your balance sheet as opposed to presenting them as liabilities or receivables.
22. Please revise to more clearly discuss and quantify the types of payments made from and to your shareholder. For example, we note disclosures in the filing of subscription payments, advances from your shareholder, repayment of advances to your shareholder, and other payments to your shareholder. Your disclosure should allow an investor to fully understand the contractual obligations of your shareholder and the company relating to each type of activity.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

         You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
 Stephen Sze
Lion Group Holding Ltd
April 16, 2020
Page 5

have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Michael Clampitt at 202-551-3434 with any other questions.



FirstName LastNameStephen Sze                             Sincerely,
Comapany NameLion Group Holding Ltd
                                                          Division of
Corporation Finance
April 16, 2020 Page 5                                     Office of Finance
FirstName LastName